# nSightify

Technology Software Social Impact Healthcare Social

## Mobile employee engagement, communications, and Telehealth for First Responders

NSIGHTIFY.COM AUSTIN TEXAS


9:46 AM
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*We founded two companies before nSightify that did well financially and served the technical needs of EMS, but neither had a positive direct impact on the healthcare providers in the field. nSightify focuses on improving the lives of our first responders by making Fire/EMS a better and engaging place to work.*

**John Dadey** CEO and Co-Founder at nSightify @ nSightify

### Why you may want to support us...

1. First Responders are an integral part of your community's health and safety.
2. 20%-30% of First Responders have PTSD. We facilitate work connections improving team satisfaction.
3. Retention, recruitment, and burnout challenges addressed by appreciation and feedback functions
4. The nSightify team has over 29 years of valuable insights into the needs of First Responders
5. Medicare allows payment for non-transport patient initiatives from the fall of 2020 via Telehealth.

## Why investors ❤ us

WE'VE RAISED $167,600 SINCE OUR FOUNDING

*I have known John Dadey all of my life. He is my younger brother. John is the seventh son in a family of 10 which was long on love, big meals and hand me downs. Growing up we called John the lucky one based on folklore that the seventh son of a seventh son was born with special powers. Over the years, I have come to realise though that any luck John had was luck that John made. He paid his way through college by serving in the army and worked his way up to a senior position in the Hilton Hotel chain. But entrepreneurship is in John's blood and with his keen eye for opportunity, measured risk taking and dogged perseverance he oversaw the initiation and growth of 2 successful EMS...* read more

**Patrick Dadey**

Sibling

INVESTOR

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**John Dadey**

CEO and Co-Founder at nSightify

*Proven EMS track record as the founder and CEO of companies ESO Solutions and MedaPoint Inc. John is a creative thinker, innovative manager, and passionate EMS advocate with more than 20 years of executive experience.*

in



**Jason Bonham**

Co-Founder

*Jason has been in the Fire/EMS industry since 1991. Through his first-hand experience Jason has developed a strong understanding of the formidable physical and mental challenges that first responder practitioners face.*

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## In the news


Gartner
Cool
Vendor
2017

**nSightify posted on LinkedIn**

The nSightify vision is to better the overall health of an organization through employee engagement and satisfaction, that will result in an optimized ...

May 3, 2020 @ linkedin.com

**Sauce Labs Offers Software Testing to COVID-19 Innovators**

We've always provided open source projects with access to our full-service live and automated testing capabilities to help them keep their software bug-free. Now, we're extending our Open Sauce program to

April 30, 2020 @ saucelabs.com

**Software Technology Company, nSightify, Releases EMS Product Designed to Solve Some of the Industry's Biggest Challenges - JEMS**

While there has been a lot of discussion and emphasis on clinical measures and operational metrics in EMS, historically, we have begun to see a shift towards and an increased focus upon the human aspects of

September 12, 2019 @ jems.com

## Downloads

nSightify Investor Presentation.pdf

# An idea is born

Our engagement and commitment with the EMS and Fire community started in 2004 when John founded ESO Solutions to leverage opportunities at the time for First Responder insurance billing services. ESO Solutions was born with the purpose of providing an efficient and cost-effective ePCR solution for John's billing clients. The business became so successful that the billing section of the company was eventually spun off.


esosolut

*John and Jason -Working the Trade show floor - back in the day*

Jason has extensive first-hand experience of the inherent challenges that face EMS and Fire providers and practitioners. He spent nearly ten years in a high volume EMS organization but eventually succumbed to burn out and PTSD at the end of his career. This prompted a sea change which he found when he joined ESO Solutions. Jason's knowledge of the First Responder market is formidable and he brings all that knowledge and passion to bear in improving the capability of first responders to deal with the same challenges that he faced through nSightify's offerings.


MEDIC 13
783-516

*Jason - Paramedic days (Jason on left)*

Jason and John reconnected in late 2018. They realized after some brainstorming that while their previous companies were successful, they couldn't really say, "We are making a substantial contribution to make the lives of First Responders better." This realization compelled them to address the everyday challenges that First Responders face by developing a tool that truly brings value to the health and wellness of First Responders. nSightify was born.

Stanford Medicine's 2018 National Physician Poll said *EHRs: systems had detracted from their professional satisfaction (54 percent) as well as from their clinical effectiveness (49 percent).

*EHR is the physician equivalent to an ePCR for a First Responder.

At the beginning of February 2019, we started the process of fleshing out our designs through mockups and wireframes.


Hospital Turnaround Time
Year
Your Average Time
27 min
Target Time
30 min
Team Average Time
35 min
Very Good!
Hospital Turnaround Time
Your Average Time
Target Time
Team Average Time
Very Good!

*Iterate, iterate, iterate!*

We solicited input from industry practitioners to confirm our design and application workflow was optimized and fit for purpose. In late March 2019, after several interactions and feedback sessions, we started development. We slowly built a team utilizing resources from Systalent, a software development company that have a proven track record with John delivering quality EMS solutions. In October 2019 we launched our initial MVP product. In March of 2020, we delivered out Telehealth solution.


nSights 1.0.8
Medical Consult
Contact Medical Control
Communicate
Direct Message/Channels
nSights 1.0.8
John Doctor
Physician One
John Smithy

*Telehealth*

Initial investors

John and Jason are majority shareholders in nSightify and have bootstrapped the company through to the initial product release phase.

Rachael Waldinger was a CEO at a First Responder billing company and later took an executive role at R1 - a leading healthcare revenue cycle management company. Rachael believes strongly in the team's vision and has been a valued investor in nSightify from June 2019

Anwar is the CEO of Systalent, a software development company partnering with nSightify to develop the nSights application. John and Anwar have developed a trusted relationship having worked closely together to develop EMS focused applications. Anwar is a valued investor in nSightify from January 2020.

We now proudly serve a group of paying clients who we are working closely with to ensure that nSights meets their particular needs. To further the company, grow our team, and maximize our opportunities we are seeking people who would like to invest in nSightify's exciting future.

# Investor Q&A

− COLLAPSE ALL

### What does your company do?

nSightify has developed a platform for Fire and EMS agencies to mitigate staff disengagement, high turnover, physical and mental burnout, and other trauma experienced by EMS and Fire providers. Central to this platform is the nSights mobile app whose inbuilt communication channels, key results, kudos, direct messaging, and video calling functions provide EMS agencies with engagement, recognition, and communication tools for their benefit, and the well being of their workforce.

### Where will your company be in 5 years?

We want nSightify to be known as the go-to provider of choice by EMS and Fire agencies across the USA. The broad acceptance of the nSights app by the first responder community who buy into the nSightify vision of supporting people in the field and making EMS a better place to work through fit for purpose intelligent software. We strongly believe that these goals will provide strong foundations for profitability and growth.

### Why did you choose this idea?

We founded two companies before nSightify that did well financially and served the technical needs of EMS, but neither had a positive direct impact on the healthcare providers in the field. nSightify focuses on improving the lives of our first responders by making Fire/EMS a better and engaging place to work.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Currently, we are in the midst of a deadly COVID 19 pandemic. Taking care of our first responders is something we're passionate about, and we know that one of the biggest challenges during critical times is timely and effective communication. Combined with our Telehealth tools, it allows First Responder providers a mechanism for reimbursement. Ineffective, slow, and disconnected communication affects employee engagement and performance, as well as organizational recruitment and retention. We believe that by offering a better way for safer, faster, and remote/virtual communications, we can make EMS a better place to work.

### How far along are you? What's your biggest obstacle?

We have a fully developed product and are now actively focussed on customer acquisitions. Marketing and customer awareness are the biggest challenges right now.

### Who competes with you? What do you understand that they don't?

There is no direct competitor, in the First Responder market, that covers the combined engagement, communications, and Telehealth capabilities that nSightify provides. Pulsara is a Telehealth application that competes with our Telehealth offering. Some organizations use Microsoft Teams to serve their general communications function. Beekeeper is an 8-year-old company based out of Zurich and recently raised 45M for its mobile-first communications platform.

### How will you make money?

We sell directly to the organization, and they provide access to their employees.

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?**

The most significant risk is not delivering what companies have signed up for. The First Responder market is "self-referential," - meaning they don't typically compete against each other. They share information freely, and if you take great care of the customer, they will tell everyone - the same goes for if you underdeliver.